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September 2, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave and Susan Block

Re:	AGBA Acquisition Limited
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2022
File No. 001-38909

Dear Ms. Adlave and Ms. Block:

On behalf of our client, AGBA Acquisition Limited, a British Virgin Islands company (“AGBA” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on July 29, 2022 (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated August 17, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 5 to the Preliminary Proxy Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amended Preliminary Proxy Statement on Form 14A

General

1.	We note your response to our prior comment 1. We also note your references to the Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01 and 139.11. These disclosure interpretation questions apply to PIPE transactions and are not applicable to shares to be issued in a merger transaction at a future date. Please withdraw the resale registration statement filed on July 14, 2022 and revise your preliminary proxy statement to remove references to this resale registration statement. In the alternative, revise throughout to clarify that you will file such resale registration statement after completion of the merger transaction.

Response: As previously disclosed, the Company is currently targeting raising a $35,000,000 PIPE Financing which it intends will close contemporaneously with the Business Combination. As soon as the subscription agreements for at least 3,500,000 shares of the Post-Combination Company to be sold and issued to the PIPE investors (the “PIPE Shares,” the exact number of which is subject to change based on the final amount subscribed by the PIPE investors) are executed by the PIPE investors (the “Subscription Agreements”), irrevocably binding such PIPE investors to purchase the securities so that there is no further investment decision, the Company will amend the S-1 registration statement such that (i) the only selling shareholders thereunder shall be the PIPE investors, and (ii) the only shares to be registered for resale at that time prior to Closing shall be the PIPE Shares and not the Aggregate Stock Consideration. See also the Company’s response to the Staff’s comment 2 below for further explanation of the Company’s intended amended transaction closing process. The Company has also revised the disclosure on pages iii, 33, 118, 168 and 296 of the Amendment accordingly.

2.

In this regard, we note your response and disclosure that AGBA intends to file a resale registration statement on Form S-1 to register the resale of AGBA shares comprising the Aggregate Stock Consideration. Please explain to us why at closing TAG will own 85.3% of the shares and then will distribute shares to certain beneficial shareholders, and clarify if it will be all the shares.

Response: In light of the mid-November deadline by which the Company must complete a business combination or face liquidation, the Company and TAG have agreed to revise the planned distribution of the Aggregate Stock Consideration such that it shall be effected in three phases. First, the Company shall issue to TAG at Closing 100% of the Aggregate Stock Consideration (for the avoidance of doubt, less the 3% of Holdback Shares). The Company intends to rely on a Section 4(a)(2) of the Securities Act of 1933 exemption from registration as this issuance will not involve a public offering or distribution of securities.

The Company has been advised by TAG that TAG intends to distribute the Aggregate Stock Consideration to the ultimate beneficial shareholders of TAG (the “Ultimate Beneficial Shareholders”) after closing of the business combination in accordance with applicable securities laws. This distribution will result in the post- Combination Company having a much larger shareholders’ base, and increased public float. The Company has also revised the disclosures on pages iii, 33, 118, 168 and 296 of the Amendment accordingly.

Please also clarify if the distribution is proportionate to those beneficial shareholders holdings prior to the merger.

Response: TAG intends to distribute 100% of the Aggregate Stock Consideration (including, for the avoidance of doubt, the Holdback Shares, when released pursuant to the holdback mechanism in the Business Combination Agreement, as described in the existing disclosure) on a pro-rata basis to all the Ultimate Beneficial Shareholders. However, there remains a possibility that some Ultimate Beneficial Shareholders may not be able to receive their pro rata share of the Aggregate Stock Consideration because the jurisdiction where they reside may require prior approvals, registrations or other formalities. TAG intends to make alternative arrangements for such Ultimate Beneficial Shareholders to enable their pro rata shares to be sold and the cash proceeds distributed to them in lieu of AGBA Shares. TAG also intends to implement alternative arrangements to enable holders who, for practical reasons, are unable to open a trading account for their AGBA Shares to elect for their pro rata shares to be sold and the cash proceeds distributed to them in lieu of AGBA Shares. The Company has also revised the disclosures on pages iii, v, 4, 5, 25, 27, 33, 43, 99, 117-119, 166-168, 296 and F-8 of the Amendment accordingly

Disclose throughout the percentage of post-combination shares TAG will own after the distribution of the Aggregate Stock Consideration.

Response: The Company understands from TAG that it does not intend to hold any Aggregate Stock Consideration (including, for avoidance of doubt, the Holdback Shares) and by extension, any of the Post-Combination Company’s shares after its distribution of 100% of the Aggregate Stock Consideration (including the Holdback Shares) to the Ultimate Beneficial Shareholders. The Company has revised the disclosures on pages iii, 33-34, 118-119, 168 and 296 of the Amendment accordingly.

Please refer to the pre- and post-business combination structure diagrams on page 31. We see the TAG beneficial owners listed as certain beneficial owners of TAG in the post-business structure but not in the pre-business structure. Please explain if the certain beneficial owners shown in the post-business combination structure diagram is the result of mergers that will occur prior to the closings, such as those discussed on page 26. In your prior response letter dated May 20, 2022, you state the Aggregate Stock Consideration will be issued to TAG, and to the sole stockholder of TAG, and exempt from registration pursuant to Securities Act Section 4(a)(2). Please explain what exemption TAG is relying upon to then transfer the shares to certain of TAG’s beneficial shareholders, if that is occurring. In your most recent response letter, you state that the ultimate beneficial shareholders of TAG will receive the Aggregate Stock consideration. As part of your response, please explain why you have structured the transaction this way, rather than the beneficial shareholders of TAG receiving the shares at the time of the merger, if that is what is occurring. As such, please explain why the certain beneficial shareholders are not receiving the shares at the time of the merger, if applicable.

Response: After closing of the business combination, the Post-Combination Company will register the distribution of the shares to its Ultimate Beneficial Shareholders on a Form S-1. After such distribution, TAG expects to file a resale registration statement on Form S-1 to register the resale of 100% of the Aggregate Stock Consideration (including, for avoidance of doubt, the Holdback Shares) by the Ultimate Beneficial Shareholders.

This mechanism for distribution of the Aggregate Stock Consideration is largely driven by logistical considerations. TAG and its ultimate parent have been working in parallel with the consummation of the Business Combination to identify all Ultimate Beneficial Shareholders and their holdings for the purposes of enabling the registration of their pro rata portion of the Aggregate Stock Consideration, of which there are estimated to be over 4,000 such holders. Of these, 99.16% individually each hold less than 0.05% of the shares in TAG’s ultimate parent (“Minority Beneficial Shareholders”). Due to TAG’s ultimate parent’s prior listing on the Hong Kong Exchange, most of the Minority Beneficial Shareholders hold their shares indirectly via Hong Kong HKSCC Nominees Limited (“HKSCC”) and Hong Kong market participant brokers. HKSCC is a nominee service provided by the Hong Kong Exchange to facilitate on-market trading of shares listed in Hong Kong. These shares are registered in the name of HKSCC as bare nominee to the order of the brokers, who then hold the beneficial interests for an on behalf of their ultimate clients.

TAG’s ultimate parent has actively taken steps to encourage those shareholders whose shares are still held via HKSCC to re-register them in their own names. However, the timeline for doing so has remained outside TAG’s ultimate parent’s control, as it does not have direct contact with such shareholders and so communicating this information has been challenging.

It is TAG’s current expectation that further Minority Beneficial Shareholders will come forth and re-register their shares in their own names following the Closing, as there will then be an opportunity for them to realize liquidity in their shares. TAG anticipates that the period between Closing and the SEC’s approval of the resale registration statement should allow sufficient time to allow most, if not all, Minority Beneficial Shareholders to come forth and request the re-registration of their shares. To the extent any Minority Beneficial Shareholders remain unidentified, TAG intends to establish a trust or similar arrangement to hold the Aggregate Stock Consideration held by them until such time as they come forth to claim their holdings.

While there is no change to the ultimate outcome of the distribution of the Aggregate Stock Consideration to the Ultimate Beneficial Shareholders, the primary rationale for so amending the timing of the filing of the relevant resale registration statement is to mitigate the risk that the Closing of the Business Combination is further delayed. TAG and the Company therefore have waived the condition precedent in the Business Combination Agreement with respect to the effectiveness of the resale registration statement covering the Aggregate Stock Consideration. Such waiver is disclosed on pages 19, 28-29, 31, 33, 124-127 and 135 of the Amendment.

We note footnote 7 to the Security Ownership of Certain Beneficial Owners and Management. Please expand the disclosure to clarify the percentage holdings of each entity in TAG, and what percentage of the Post-Combination company each entity will own after the distribution. Please also include the natural person for each entity who has dispositive control over the securities in the Security Ownership section.

Response: The Company understands from TAG that there are over 4,000 Ultimate Beneficial Shareholders, the majority of whom own their shares in TAG’s ultimate parent indirectly via Hong Kong HKSCC Nominees Limited (“HKSCC”) and Hong Kong market participant brokers, who then hold the beneficial interests for an on behalf of their ultimate clients.

In the disclosure accompanying the charts showing the Post-Business combination structure, please clarify what percentage of the Aggregate Stock Consideration is anticipated to be registered for resale. We may have further comment upon reviewing your response.

Response: The Company anticipates that 100% of the Aggregate Stock Consideration (including, for avoidance of doubt, the Holdback Shares) will be registered for resale post-Closing.

Letter to Shareholder, page i

3.	We note your disclosure on pages i, 12 and elsewhere in the filing that your TAG Business management believes that Friedman LLP is not subject to the determinations announced by the PCAOB on December 16, 2021 with respect to PRC and Hong Kong based auditors. Please revise each of these disclosures to address whether or not your auditors are included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCAA Determination Report under PCAOB Rule 6100.

Response: The Company has revised the disclosure on the Letter to Shareholders and pages 12 and 61 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the TAG Business

Liquidity and Capital Resources, page 232

4.

We note your revisions on pages 228 and 230 in response to prior comment 10. Please address the following:

● Please revise the amount of significant first quarter 2022 TAG cash outflows on pages 232 and F-106 as follows:

o    revise to ensure all cash payments are included in this amount; and

o    revise to consistently disclose as we note the disparity of US$25.29 million disclosed on page 232, compared to US$25.80 million on page F-106.

● Revise your disclosures on page 233 and F-122 to provide the amount of cash paid for the January 18, 2022 special dividend, and for the January 25, 2022 TAG purchase of the Legacy Group office building, or disclose that no cash was paid in the transaction(s).

● Please revise to replace the US$12.8 million “cash balance for working capital use” on pages 232 and F-106 with your US$16.72 million unrestricted cash balance at March 31, 2022, or your US$(0.56) million working capital deficit at March 31, 2022, or tell us what accounting period the US$12.8 million relates and provide a detailed table of the components with comparison to prior years.

Response: The Company has revised the disclosure on pages 233, F-106 and F-122 of the Amendment in response to the Staff’s comment.

Here is a detailed table of the above-mentioned components with comparison to prior years:

Expressed in USD in million (“US$’ M”)		US$’ M		US$‘M

Unrestricted cash balance as of December 31, 2021				38.6
Less: Payments made to the Shareholder during first quarter of 2022
- Special dividend, the remaining balance	January 2022	(17.4)
- Purchase of office building, the remaining balance after deduction of earnest deposit	January 2022	(0.8)
- Purchase of 4,158,963 shares of CurrencyFair, as earnest deposit	March 2022	(7.8)
		(26.0)	#1	(26.0)

Cash balance for working capital use #2				12.6
Add: Other operating cash inflows, net				4.1
Unrestricted cash balance as of March 31, 2022				16.7

#1	it is found with some rounding errors in decimal places in the previously disclosed amounts of US$25.29 million and US$25.80 million, which have been rectified and revised to US$26.0 million on pages 233, F-106 and F-122 for consistency, accordingly.

#2	it is found with some rounding errors in decimal places in the previously disclosed amount of US$12.8 million, which has been rectified and revised to US$12.6 million on pages 233, F-106 and F-122 for consistency, accordingly.

AGBA Acquisition Limited

Note 1 - Organization and Business Background

Liquidation and going concern, page F-8

5.	We note your response to prior comment 12 that revised the tenth extension date for a business combination to November 16, 2022, which raises substantial doubt about the your ability to continue as a going concern if not consummated. Given your risk factor disclosure on page 89 that a possible Nasdaq’s delisting of your securities on November 14, 2022 for lack of business combination may subject you to trading restrictions, please tell us how you considered the potential impact of the delisting event on your liquidity and going concern disclosures on pages 247 and F-9.

Response: The Company has revised the disclosure on pages 248 and F-9 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc: Gordon Lee

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